U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):

☐ Form 10-K   ☐ Form 20-F  ☐ Form 11-K

☒ Form 10-Q   ☐ Form N-SAR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Freedom Leaf, Inc.

Full Name of Registrant

3571 E. Sunset Road, Suite 420

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89120

City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant did not obtain all of the necessary information prior to the filing date, the accountant could not complete the required financial statements, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing deadline.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mr. Clifford J. Perry	(702)	499-6022
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).        ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Freedom Leaf, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date : February 14, 2017	By: /s/ Clifford J. Perry
Clifford J. Perry
Title: Chief Executive Officer

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PART IV(3) EXPLANATION

The registrant anticipates that its net loss will be $136,521 for the three months ended December 31, 2016, as compared to a net loss of $1,897,621 for the three months ended December 31, 2015, primarily as a result of revenues substantially increasing from $16,555 during the period ended December 31, 2015, to $448,566 during the period ending December 31, 2016, and general and administrative expenses substantially decreasing from $1,877,702 during the period ended December 31, 2015, to $472,657 during the period ended December 31, 2016.

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